SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

CALL NOTICE FOR

EXTRAORDINARY SHAREHOLDERS’ MEETING

Shareholders of GAFISA S.A. (“Company”) are hereby called to attend the Extraordinary Shareholders’ Meeting (“ESM”), to be held on August 7, 2020, at 5:30 p.m., at the Company’s headquarters, at Avenida Presidente Juscelino Kubitschek, n.º 1830, cj. 32, Bloco 2, Condomínio Edifício São Luiz, Vila Nova Conceição, CEP 04543-900, in the city of São Paulo, to resolve on the following agenda:

On second call (first call on April 30, 2020):

(i)              Amend the Company’s Bylaws.

Overall Information:

Documents available to shareholders. All documents and information relating to the matters referred to above, including the remote voting forms, and the Management Proposal are available to shareholders at the Company’s headquarters and on its website  (ri.gafisa.com.br), and the websites of B3 (http://www.b3.com.br/pt_br/) and the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br).

Overall Information on shareholders’ attendance at the Extraordinary Shareholders’ Meeting: Shareholders or their representatives are eligible to attend the Meeting, pursuant to the laws. Detailed guidelines on the documentation required to attend the Meeting can be found in the Management Proposal.

The Company requests its shareholders to deposit the documents necessary to attend the ESM, at least, 48 hours in advance, in the attention of the Investor Relations Department, at the Company’s headquarters, or to the email (ri@gafisa.com.br).

As broadly disclosed on the media, considering recent updates on COVID-19 (coronavirus) cases in Brazil, the Company strongly suggest shareholder opt for the Remote Voting Form for attendance at the AESM.

São Paulo, July 2, 2020.

Leo Julian Simpson

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 2, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer